SEC 1746 (1-06)
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                                  UNITED STATES
                             SECURITIES AND EXCHANGE
                                   COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*

                          IMMUNOTECHNOLOGY CORPORATION.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.00001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    45253M308
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Stephen Hicks
                         Petals decorative Accents, LLC
                                  90 Grove St.
                              Ridgefield, CT 06877
                                 (203) 431-8300

                                 With a copy to:

                             David A. Broadwin, Esq.
                                 Foley Hoag LLP
                                155 Seaport Blvd.
                                Boston, MA 02210
                                 (617) 832-1259
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 14, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page

              Persons who respond to the collection of information
            contained in this form are not required to respond unless
             the form displays a currently valid OMB control number.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                                                               Page 2 of 13

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CUSIP No. 45253M308                             13D/A (Amendment #1)                                   Page 2 of  13 Pages
------------------------------------------------------------------------------------------------------------------------------

             1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                Stephen M. Hicks
------------------------------------------------------------------------------------------------------------------------------

             2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                                    (b) [ ]
------------------------------------------------------------------------------------------------------------------------------

             3. SEC Use Only
------------------------------------------------------------------------------------------------------------------------------

             4. Source of Funds (See Instructions) OO**
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             5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
------------------------------------------------------------------------------------------------------------------------------

             6. Citizenship or Place of Organization USA
------------------------------------------------------------------------------------------------------------------------------

                      Sole Voting Power         10,800 shares of Series A preferred stock, $.00001 par value, 240 shares of
                   7. Series B preferred stock, $.00001 par value and 30,000,000 shares of Common Stock, $.00001 par value.

Number of          -----------------------------------------------------------------------------------------------------------
Shares
Beneficially       8. Shared Voting Power
Owned by           -----------------------------------------------------------------------------------------------------------
Each
Reporting             Sole Dispositive Power 10,800 Series A preferred stock, $.00001 par value, 240 Series B preferred
Person With        9. stock, $.00001 par value and 30,000,000 shares of Common Stock, $.00001 par value.
                   -----------------------------------------------------------------------------------------------------------

                  10. Shared Dispositive Power
------------------------------------------------------------------------------------------------------------------------------
                  Aggregate Amount Beneficially Owned by Each Reporting Person 10,800 Series A preferred stock, $.00001 par
             11.  value, 240 Series B shares preferred stock, $.00001 par value and 84,300,000 shares of common stock, $.00001 par value.
------------------------------------------------------------------------------------------------------------------------------

             12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
------------------------------------------------------------------------------------------------------------------------------

                 Percent of Class Represented by Amount in Row (11) 93.6% of Common Stock, 100% of Series A Preferred
             13. Stock and 100% of Series B Preferred Stock. Total beneficial ownership represents approximatley 95.5% of the aggregate voting power on an as converted to Common Stock basis.
------------------------------------------------------------------------------------------------------------------------------

             14. Type of Reporting Person (See Instructions)   IN
------------------------------------------------------------------------------------------------------------------------------

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CUSIP No. 45253M308                             13D/A (Amendment #1)                                   Page 3 of  13 Pages
------------------------------------------------------------------------------------------------------------------------------

             1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                Sunodia Partners, LP
------------------------------------------------------------------------------------------------------------------------------

             2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                                    (b) [ ]
------------------------------------------------------------------------------------------------------------------------------

             3. SEC Use Only
------------------------------------------------------------------------------------------------------------------------------

             4. Source of Funds (See Instructions) OO**
------------------------------------------------------------------------------------------------------------------------------

             5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
------------------------------------------------------------------------------------------------------------------------------

             6. Citizenship or Place of Organization    Delaware
------------------------------------------------------------------------------------------------------------------------------

                   7. Sole Voting Power

                 -------------------------------------------------------------------------------------------------------------
Number of
Shares             8. Shared Voting Power 10,800 shares of Series A preferred stock, $.00001 par value, 240 shares of Series B
Beneficially          preferred stock, $.00001 par value, and 30,000,000 shares of common stock, $.00001 par value.
Owned by         -------------------------------------------------------------------------------------------------------------
Each
Reporting          9. Sole Dispositive Power
Person With      -------------------------------------------------------------------------------------------------------------
                      Shared Dispositive Power 10,800 Series A preferred stock, $.00001 par value, 240 Series B preferred
                  10. stock, $.00001 par value and 30,000,000 shares of common stock, $.00001 par value.
------------------------------------------------------------------------------------------------------------------------------
                Aggregate Amount Beneficially Owned by Each Reporting Person 10,800 Series A preferred stock, $.00001 par
            11. value, 240 Series B preferred stock, $.00001 par value and 30,000,000 shares of common stock, $.00001 par value.
------------------------------------------------------------------------------------------------------------------------------

            12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
------------------------------------------------------------------------------------------------------------------------------

                Percent of Class Represented by Amount in Row (11) 93.6% of Common Stock, 100% of Series A Preferred
            13. Stock and 100% of Series B Preferred Stock. Total beneficial ownership represents approximatley 95.5% of the aggregate voting power on an as converted to Common Stock basis.
------------------------------------------------------------------------------------------------------------------------------

            14. Type of Reporting Person (See Instructions)   PN
------------------------------------------------------------------------------------------------------------------------------

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
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CUSIP No. 45253M308                             13D/A (Amendment #1)                                   Page 4 of  13 Pages
------------------------------------------------------------------------------------------------------------------------------

             1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                Petals Decorative Accents, LLC
------------------------------------------------------------------------------------------------------------------------------

             2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                                    (b) [ ]
------------------------------------------------------------------------------------------------------------------------------

             3. SEC Use Only
------------------------------------------------------------------------------------------------------------------------------

             4. Source of Funds (See Instructions) OO**
------------------------------------------------------------------------------------------------------------------------------

             5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
------------------------------------------------------------------------------------------------------------------------------

             6. Citizenship or Place of Organization          Delaware
------------------------------------------------------------------------------------------------------------------------------

                   7. Sole Voting Power

                --------------------------------------------------------------------------------------------------------------
Number of
Shares             8. Shared Voting Power 10,800 shares of Series A preferred stock, $.00001 par value, 240 shares of Series B
Beneficially          preferred stock, $.00001 par value and 84,300,000 shares of common stock, $.00001 par value.
Owned by        --------------------------------------------------------------------------------------------------------------
Each
Reporting          9. Sole Dispositive Power
Person With     --------------------------------------------------------------------------------------------------------------

                      Shared Dispositive Power 10,800 Series A preferred stock, $.00001 par value, 240 Series B preferred
                  10. stock, $.00001 par value and 30,000,000 shares of common stock, $.00001 par value.
------------------------------------------------------------------------------------------------------------------------------
                Aggregate Amount Beneficially Owned by Each Reporting Person 10,800 Series A preferred stock, $.00001 par
            11. value, 240 Series B preferred stock, $.00001 par value and 30,000,000 shares of common stock, $.00001 par value.
------------------------------------------------------------------------------------------------------------------------------

            12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
------------------------------------------------------------------------------------------------------------------------------

                Percent of Class Represented by Amount in Row (11) 93.6% of Common Stock, 100% of Series A Preferred
            13. Stock and 100% of Series B Preferred Stock. Total beneficial ownership represents approximatley 95.5% of the aggregate voting power on an as converted to Common Stock basis.
------------------------------------------------------------------------------------------------------------------------------

            14. Type of Reporting Person (See Instructions)    CO
------------------------------------------------------------------------------------------------------------------------------

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
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CUSIP No. 45253M308                             13D/A (Amendment #1)                                   Page 5 of  13 Pages
------------------------------------------------------------------------------------------------------------------------------
             1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                Accelerant Partners, LLC
------------------------------------------------------------------------------------------------------------------------------

             2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ]
                                                                                    (b) [ ]
------------------------------------------------------------------------------------------------------------------------------

             3. SEC Use Only
------------------------------------------------------------------------------------------------------------------------------

             4. Source of Funds (See Instructions) OO**
------------------------------------------------------------------------------------------------------------------------------

             5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
------------------------------------------------------------------------------------------------------------------------------

             6. Citizenship or Place of Organization          Delaware
------------------------------------------------------------------------------------------------------------------------------

                   7. Sole Voting Power

                 -------------------------------------------------------------------------------------------------------------
Number of
Shares             8. Shared Voting Power 10,800 shares of Series A preferred stock, $.00001 par value, 240 shares of Series B
Beneficially          preferred stock, $.00001 par value and 84,300,000 shares of common stock, $.00001 par value.
Owned by         -------------------------------------------------------------------------------------------------------------
Each
Reporting          9. Sole Dispositive Power
Person With      -------------------------------------------------------------------------------------------------------------

                      Shared Dispositive Power 10,800 Series A preferred stock, $.00001 par value, 240 Series B preferred
                  10. stock, $.00001 par value and 30,000,000 shares of common stock, $.00001 par value.
------------------------------------------------------------------------------------------------------------------------------

                Aggregate Amount Beneficially Owned by Each Reporting Person 10,800 Series A preferred stock, $.00001 par
            11. value, 240 Series B preferred stock, $.00001 par value and 30,000,000 shares of common stock, $.00001 par value.
------------------------------------------------------------------------------------------------------------------------------

            12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
------------------------------------------------------------------------------------------------------------------------------

                Percent of Class Represented by Amount in Row (11) 93.6% of Common Stock, 100% of Series A Preferred
            13. Stock and 100% of Series B Preferred Stock. Total beneficial ownership represents approximatley 95.5% of the aggregate voting power on an as converted to Common Stock basis.
------------------------------------------------------------------------------------------------------------------------------

            14. Type of Reporting Person (See Instructions)    CO
------------------------------------------------------------------------------------------------------------------------------

CUSIP No. 45253M308                                                Page 10 of 13

**Source of Funds - The securities were issued pursuant with the Contribution Agreement dated June 30, 2006 between Petals Decorative Accents, LLC ("Petals") and ImmunoTechnology Corporation.


                                EXPLANATORY NOTE

This Amendment No. 2 relates to the Schedule 13D filed on behalf of Stephen M. Hicks, Sunodia Partners, LP, Accelerant Partners, LLC and Petals Decorative Accents LLC, (collectively, the "Reporting Persons") with the Securities and Exchange Commission (the "SEC") on July 11, 2006 (the "Schedule 13D"), as amended on August 2, 2006, relating to shares of common stock of Petals Decorative Accents, Inc., a public company with a class of equity securities registered under Section 12 of the Securities Exchange Act of 1934, as amended.

On July 31, 2006, Petals Decorative Accents LLC ("Petals LLC") entered into an Assignment Agreement with Mountain West Partners LLC, a Delaware limited liability company, pursuant to which Mountain West Partners LLC was to receive 5,700,000 (1,900,000 post-reverse) shares of Common Stock in exchange for services to be provided to Petals LLC (the "Assignment"). The Assignment was never performed and the shares of Common Stock were never transferred to Mountain West Partners LLC. Subsequently, on December 11, 2006 the parties entered into a Rescission Agreement to evidence the voidance of the Assignment. The correct beneficial ownership of Common Stock of the Issuer as of the date of this amendment is 30,000,000 shares

ITEM 5 OF THE SCHEDULE 13D ARE AMENDED AND SUPPLEMENTED AS FOLLOWS


Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own (i) 30,000,000 shares of the Common Stock of the Issuer, representing approximately 93.6% of such class of securities, (ii) 10,800 shares of Series A Preferred Stock, representing 100% of such class of securities and (iii) 240 shares of Series B Preferred Stock, representing 100% of such class of securities. In the aggregate, the Reporting Persons control and beneficially own approximately 95.5% of the Issuer's Common Stock, on a fully diluted, as-converted to Common stock basis.

(b) Stephen M. Hicks, as the control person of Sunodia Partners, LP, Petals Decorative Accents LLC and Accelerant Partners, LLC, has the sole power to vote and dispose of the shares of Series A Preferred Stock, Series B Preferred Stock and Common Stock held by Petals Decorative Accents, LLC.

(c) All of the shares of Series A Preferred Stock, Series B Preferred Stock and Common Stock being reported pursuant to this Schedule 13D, as amended, were acquired on June 30, 2006 pursuant to the Contribution Agreement.

CUSIP No. 45253M308

On July 31, 2006, Petals Decorative Accents LLC ("Petals LLC") entered into an Assignment Agreement with Mountain West Partners LLC, a Delaware limited liability company, pursuant to which Mountain West Partners LLC was to receive 5,700,000 (1,900,000 post-reverse) shares of Common Stock in exchange for services to be provided to Petals LLC (the "Assignment"). The Assignment was never performed and the shares of Common Stock were never transferred to Mountain West Partners LLC. Subsequently, on December 11, 2006 the parties entered into a Rescission Agreement to evidence the voidance of the Assignment. The correct beneficial ownership of Common Stock of the Issuer as of the date of this amendment is 30,000,000 shares


(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described above or otherwise in the Schedule 13D, including the Exhibits, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, transfer or voting any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit                    Description                Filed with    Incorporated           Form           Filing Date   Exhibit No.
-------                    -----------                -----------   -------------          ----           -----------   -----------
  No.                                                    this       by Reference
  ---                                                    -----      ------------
                                                       Schedule
                                                       --------
                                                          13D
                                                          ---
   10.1      Rescission of Assignment Agreement by          X
             and between Petals Decorative Accents LLC
             and Mountain West Partners LLC, dated
             December 11, 2006.

CUSIP No. 620071100                                                  Page 2 of 2
                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             SUNODIA PARTNERS, LP


                                             By:  /s/ Stephen M. Hicks
                                             -----------------------------------
                                             Stephen M. Hicks
                                             General Partner


                                             ACCELERANT PARTNERS, LLC


                                             By:  /s/ Stephen M. Hicks
                                             -----------------------------------
                                             Stephen M. Hicks
                                             Manager


                                             PETALS DECORATIVE ACCENTS LLC

                                             By:  /s/ Stephen M. Hicks
                                             -----------------------------------
                                             Stephen M. Hicks
                                             Manager


                                             Stephen M. Hicks

                                             By:  /s/ Stephen M. Hicks
                                             -----------------------------------
                                             Stephen M. Hicks

Dated: July 31, 2006